Exhibit 99.94

Consent of D. Roy Eccles

The undersigned is responsible for the preparation of a portion of the Technical Report titled "National Instrument 43-101 Technical Report on the Rea Property, Northeastern Alberta, Canada", and effectively dated September 12th, 2014 (the "Technical Report").

The undersigned hereby consents to the use of their Technical Report and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference into the Registration Statement on Form 40-F of GoldMining Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	Management's discussion and analysis for the three and six months ended May 31, 2020.
(b)	Management's discussion and analysis for the three months ended February 29, 2020;
(c)	Management's discussion and analysis for the year ended November 30, 2019;
(d)	Management's discussion and analysis for the three and nine months ended August 31, 2019;
(e)	Management's discussion and analysis for the three and six months ended May 31, 2019;
(f)	Management's discussion and analysis for the three months ended February 28, 2019; and
(g)	Management's discussion and analysis for the year ended November 30, 2018.

/s/ D. Roy Eccles
D. Roy Eccles, P. Geol.

Dated: September 25, 2020